                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                               FARAH INCORPORATED
                            (Name of Subject Company)

                      TROPICAL SPORTSWEAR INT'L CORPORATION
                            FOXFIRE ACQUISITION CORP.
                                    (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    307387100
                                 (CUSIP Number)

                                  MICHAEL KAGAN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                             4902 WEST WATERS AVENUE
                            TAMPA, FLORIDA 33634-1302
                                 (813) 249-4900

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                                STEPHEN A. OPLER
                                ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                           ATLANTA, GEORGIA 30309-3424



                                  1 of 5 Pages

                                 SCHEDULE 14D-1

---------------------------------------------                            ------------------------------------------
CUSIP NO. 307387100                                                                     PAGE 2 OF 5 PAGES
---------------------------------------------                            ------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
      1  NAMES OF REPORTING PERSON

                  TROPICAL SPORTSWEAR INT'L CORPORATION

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------- -----------------------------------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (A)  |_|
                                                                                                         (B)  |X|
-------- -----------------------------------------------------------------------------------------------------------
      3  SEC USE ONLY
-------- -----------------------------------------------------------------------------------------------------------
      4  SOURCE OF FUNDS*

                   OO
-------- -----------------------------------------------------------------------------------------------------------
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)              |_|
-------- -----------------------------------------------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   FLORIDA
-------- -----------------------------------------------------------------------------------------------------------
      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   9,757,923
-------- -----------------------------------------------------------------------------------------------------------
      8  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*                            |_|
-------- -----------------------------------------------------------------------------------------------------------
      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                   94.7%
-------- -----------------------------------------------------------------------------------------------------------
     10  TYPE OF REPORTING PERSON*

                   CO
-------- -----------------------------------------------------------------------------------------------------------

                              Page 2 of 5 Pages

---------------------------------------------                            ------------------------------------------
CUSIP NO. 307387100                                                                     PAGE 3 OF 5 PAGES
---------------------------------------------                            ------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
      1  NAMES OF REPORTING PERSON

                  FOXFIRE ACQUISITION CORP.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------- -----------------------------------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (A)  |_|
                                                                                                         (B)  |X|
-------- -----------------------------------------------------------------------------------------------------------
      3  SEC USE ONLY
-------- -----------------------------------------------------------------------------------------------------------
      4  SOURCE OF FUNDS*

                   AF

-------- -----------------------------------------------------------------------------------------------------------
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)              |_|
-------- -----------------------------------------------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   TEXAS
-------- -----------------------------------------------------------------------------------------------------------
      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   9,757,923
-------- -----------------------------------------------------------------------------------------------------------
      8  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*                            |_|
-------- -----------------------------------------------------------------------------------------------------------
      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                   94.7%
-------- -----------------------------------------------------------------------------------------------------------
     10  TYPE OF REPORTING PERSON*

                   CO
-------- -----------------------------------------------------------------------------------------------------------


                                Page 3 of 5 Pages

                                  TENDER OFFER

         This Amendment No. 7 to the Schedule 14D-1 relates to the offer by Foxfire Acquisition Corp., a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), to purchase all of the outstanding shares (the "Shares") of Common Stock, no par value per share (the "Common Stock") of Farah Incorporated, a Texas corporation (the "Company"), at $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on May 8, 1998, as amended by Amendment No. 1 dated May 19, 1998, Amendment No. 2 dated May 27, 1998, Amendment No. 3 dated May 28, 1998, Amendment No. 4 dated May 29, 1998, Amendment No. 5 dated June 2, 1998 and Amendment No. 6 dated June 5, 1998 (the "Schedule 14D-1"). The purpose of this Amendment No. 7 is to amend and supplement Item 10 of the Schedule 14D-1 as described below.

         Pursuant to Instruction F of Schedule 14D-1, this statement is submitted in satisfaction of the reporting obligation of the Purchaser and TSI under Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         At midnight, New York City time, on June 5, 1998, the Offer expired. Based on preliminary information provided by the Depositary, 9,757,923 Shares (or 94.7% of the Shares outstanding) were validly tendered and not withdrawn pursuant to the Offer, including 45,812 Shares tendered pursuant to notices of guaranteed delivery. The Purchaser has accepted for payment all such Shares at the purchase price of $9.00 per Share in cash. Pursuant to the Agreement and Plan of Merger, dated May 1, 1998, by and among the Purchaser, TSI and the Company, TSI intends to effect a merger of the Purchaser with and into the Company on Wednesday, June 10, 1998. Upon the consummation of the Merger, each outstanding Share (other than Shares acquired by the Purchaser in the Offer) will be converted into the right to receive $9.00 in cash.

ITEM 10. ADDITIONAL INFORMATION.

         Reference is made to the press release issued by TSI on June 8, 1998, the text of which is filed as Exhibit (a)(13) to this Amendment No. 7 to the
Schedule 14D-1 and is incorporated herein by reference.


                                Page 4 of 5 Pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 8, 1998

                            FOXFIRE ACQUISITION CORP.
                            By: /s/ Michael Kagan
                            Michael Kagan
                            Chief Financial Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 8, 1998

                            TROPICAL SPORTSWEAR INT'L CORPORATION
                            By: /s/ Michael Kagan
                            Michael Kagan
                            Executive Vice President and
                            Chief Financial Officer






                                Page 5 of 5 Pages